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VIA EDGAR

May 10, 2016

Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re:     Comment Letter Dated April 27, 2016 Regarding
Barnes Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 24, 2016
File No. 1-4801

Dear Mr. O’Brien:

Barnes Group Inc. (the “Company”) submits the following response to the comment in your letter dated April 27, 2016 related to the captioned filing. For convenience, we have reproduced below the text of the Staff’s comment before our response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 20. Information on Business Segments, page 66

1.
With reference to ASC 280-10-50-40, please provide revenues from external customers for each product and service or each group of similar products and services. In this regard, based on the information presented herein as well as the Business section and your analyst conference call transcripts, it appears that there may be differentiated product lines within the Molding Solutions, Engineered Components and Nitrogen Gas Products business units of your Industrial reportable segment as well as your Aerospace OEM and aftermarkets businesses.

Response: We respectfully advise the Staff that we have considered the requirements in ASC 280-10-50-40 when determining the appropriate entity-wide disclosures related to groups of similar products and services. We operate as a diversified industrial manufacturer and manage a broad portfolio of parts and services, represented within our two business segments, Aerospace and Industrial.

The Company believes that enhanced revenue disclosure information is helpful to our investors. As a result, we will prospectively provide expanded disclosure of revenues from similar groups of products and services (by category) within our “Information on Business Segments” footnote. We will provide expanded disclosure beginning with our Form 10-K for the year ended December 31, 2016. Our proposed disclosure follows:

The following table summarizes total net sales of the Company, which are derived from the sale of products and services:

Engineered Components Products	$ XXX
Molding Solutions Products	XXX
Nitrogen Gas Products	XXX
Aerospace Original Equipment Manufacturer Products	XXX
Aerospace Aftermarket Products and Services	XXX
Total Net Sales	$ XXX

* * * * *

In response to the Commission’s comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you require any further information, please feel free to contact me at (860) 583-7070.

Sincerely,

/s/ Christopher J. Stephens, Jr.

Christopher J. Stephens, Jr.
Chief Financial Officer

cc:    Tracey McKoy, Staff Accountant (SEC)
James P. Berklas, Jr., Esq., Senior Vice President, General Counsel and Secretary, Barnes Group Inc.